Exhibit 99.3

SandRidge Energy, Inc.

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

December 31, 2016

/s/ Scott Wilson /seal/

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580        FAX (303) 623-4258
621 SEVENTEENTH STREET SUITE 1550    DENVER, COLORADO 80293    TELEPHONE (303) 623-9147

January 16, 2017

SandRidge Energy, Inc.
123 Robert S. Kerr
Oklahoma City, OK 73102

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of SandRidge Energy, Inc. (SandRidge) as of December 31, 2016. The subject properties are located in the state of Colorado. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on January 16, 2017 and presented herein, was prepared for public disclosure by SandRidge in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott account for a portion of SandRidge’s total net proved reserves as of December 31, 2016. Based on information provided by SandRidge, the third party estimate conducted by Ryder Scott addresses 50 percent of the total proved net oil reserves and 5 percent of the total proved net gas reserves of SandRidge. When put in discounted cash flow terms, the reserve values evaluated represent 12 percent of the FNI discounted at 10 percent.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2016, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized as follows.

1100 LOUISIANA STREET, SUITE 4600    HOUSTON, TEXAS 77002-5294    TEL (713) 651-9191    FAX (713) 651-0849
SUITE 600, 1015 4TH STREET, S.W.    CALGARY, ALBERTA T2R 1J4    TEL (403) 262-2799    FAX (403) 262-2790

SandRidge Energy, Inc.
January 16, 2017

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold Interests of
SandRidge Energy, Inc.

As of December 31, 2016

	Proved
	Developed Producing	Undeveloped	Total Proved
Net Remaining Reserves
Oil/Condensate – MBarrels	3,238	22,986	26,224
Gas - MMCF	2,600	21,532	24,132

Income Data (M$)
Future Gross Revenue	$118,346	$837,726	$956,072
Deductions	31,391	563,324	594,715
Future Net Income (FNI)	$86,955	$274,402	$361,357

Discounted FNI @ 10%	$46,119	$8,415	$54,534

Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels (MBarrels). All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars (M$).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package AriesTM Petroleum Economics and Reserves Software, a copyrighted program of Halliburton. The program was used at the request of SandRidge and Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist, nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon proved reserves account for approximately 97 percent of total future gross revenue while gas reserves account for the remaining 3 percent of future revenue.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at five other discount rates which were also compounded monthly. These results are shown in summary form as follows.

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

SandRidge Energy, Inc.
January 16, 2017

Discounted Future Net Income (M$)
As of December 31, 2016
Discount Rate	Total
Percent	Proved

9	$67,223
15	$11,874
20	$(10,761)
25	$(23,368)
30	$(30,458)

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At SandRidge’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

SandRidge Energy, Inc.
January 16, 2017

due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

SandRidge’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which SandRidge owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used individually or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

SandRidge Energy, Inc.
January 16, 2017

have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, or a combination of methods. All of the proved producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods or a combination of methods. These performance methods include, but may not be limited to, decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through November 2016 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by SandRidge or obtained from public data sources and were considered sufficient for the purpose thereof.

All of the proved undeveloped reserves included herein were estimated by analogy, the volumetric method, reservoir simulation, or a combination of methods. The volumetric analysis utilized pertinent well data furnished to Ryder Scott by SandRidge or which we have obtained from public data sources that were available through November 2016. The data utilized from the analogues in addition to well data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

SandRidge has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by SandRidge with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by SandRidge. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

SandRidge Energy, Inc.
January 16, 2017

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by SandRidge. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

SandRidge furnished us with the above mentioned average prices in effect on December 31, 2016. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic areas included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

SandRidge Energy, Inc.
January 16, 2017

market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by SandRidge.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
United States	Oil	WTI Cushing	$42.75/BBL	$36.79/BBL
	Gas	Henry Hub	$2.49/MMBTU	$1.29/MCF

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by SandRidge and include only those costs directly applicable to the leases or wells. The operating costs furnished were reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by SandRidge and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. SandRidge estimates that abandonment costs generally equal salvage values for the properties reviewed in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for SandRidge’s estimate. SandRidge uses a series of several cost entries spread over a period in which a well is drilled and completed to more accurately reflect cash flows. For this reason, wells that are spudded in one period may have lagging costs that spill over into the next period and some wells that are on production may show some final costs associated with site reclamation and other costs that may occur after production starts.

The proved undeveloped reserves in this report have been incorporated herein in accordance with SandRidge’s plans to develop these reserves as of December 31, 2016.  The implementation of SandRidge’s development plans as presented to us and incorporated herein is subject to the approval process adopted by SandRidge’s management.  As the result of our inquiries during the course of preparing this report, SandRidge has informed us that the development activities included herein have been subjected to and received the internal approvals required by SandRidge’s management at the appropriate local, regional and/or corporate level.  In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to SandRidge.   Additionally, SandRidge has informed us that they

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

SandRidge Energy, Inc.
January 16, 2017

are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.  While these plans could change from those under existing economic conditions as of December 31, 2016, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by SandRidge were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to SandRidge. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by SandRidge.

SandRidge makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, SandRidge has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Forms S-3 and/or S-8 of SandRidge of the references to our name as well as to the references to our third party report for SandRidge, which appears

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

SandRidge Energy, Inc.
January 16, 2017

in the December 31, 2016 annual report on Form 10-K of SandRidge. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by SandRidge.

We have provided SandRidge with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by SandRidge and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Scott Wilson /seal/

Scott J. Wilson, P.E., MBA
Colorado License No. 36112
Senior Vice President

SJW (FWZ)/pl

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS

SandRidge Energy, Inc.
January 16, 2017

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Scott James Wilson was the primary technical person responsible for the estimate of the reserves, future production, and income presented herein.

Mr. Wilson, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2000, is a Senior Vice President and Technical Advisor responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Atlantic Richfield Company. For more information regarding Mr. Wilson's geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Company/Employees.

Mr. Wilson earned a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1983 and an MBA in Finance from the University of Colorado in 1985, graduating from both with High Honors. He is a registered Professional Engineer by exam in the States of Alaska, Colorado, Texas, and Wyoming. He is also an active member of the Society of Petroleum Engineers; serving as co-Chairman of the SPE Reserves and Economics Technology Interest Group, and Gas Technology Editor for SPE's Journal of Petroleum Technology. He is a member and past chairman of the Denver section of the Society of Petroleum Evaluation Engineers. Mr. Wilson has published several technical papers, one published book chapter and another in SPEE monograph 4. He is the primary inventor on four US patents.

In addition to gaining experience and competency through prior work experience, several state Boards of Professional Engineers require a minimum number of hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Wilson fulfills as part of his registration in four states. As part of his continuing education, Mr. Wilson attends internally presented training as well as public forums relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, and Final Rule released January 14, 2009 in the Federal Register. Mr. Wilson attends additional hours of formalized external training covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and more than 30 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY ` PETROLEUM CONSULTANTS